Eversheds Sutherland (US) LLP 700 Sixth Street, NW Suite 700 Washington DC, 20010 Direct: 202.383.0218 cynthiakrus@eversheds-sutherland.com

October 19, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Attention: Anu Dubey

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Capital Inc. Registration Statement on Form N-2 (File No. 333-248850)

Dear Ms. Dubey:

On behalf of Trinity Capital Inc. (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 to 4:00 p.m. Eastern Time on October 20, 2020, or as soon thereafter as is practicable.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

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